**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 13, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**American Airlines Group Inc.**
**File No. 001-08400**

**American Airlines Inc.**
**File No. 001-02691**

**CF#31360**

_____

American Airlines Group Inc. and American Airlines Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on July 24, 2014.

Based on representations by American Airlines Group Inc. and American Airlines Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through October 18, 2021 |
| Exhibit 10.2 | through October 18, 2021 |
| Exhibit 10.3 | through October 18, 2021 |
| Exhibit 10.4 | through January 1, 2019 |
| Exhibit 10.5 | through January 1, 2019 |
| Exhibit 10.6 | through February 17, 2019 |
| Exhibit 10.7 | through August 31, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary